UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 1-4018

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2016 and 2015

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Dover Corporation Retirement Savings Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits of the Dover Corporation Retirement Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Dover Corporation Retirement Savings Plan’s financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 27, 2017

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	At December 31,
	2016	2015
Assets:
Investments at fair value:
Dover Stock Fund	$234,217	$198,379
Mutual funds	602,487	566,498
Collective funds	186,508	196,208
Total investments	1,023,212	961,085
Receivables:
Participant contributions receivable	156	147
Employer contributions receivable	9,522	9,777
Notes receivable from participants	31,930	34,610
Total receivables	41,608	44,534
Net Assets Available for Benefits	$1,064,820	$1,005,619

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the Year Ended December 31, 2016
Additions:
Investment income:
Dividends	$14,666
Net appreciation in fair value of investments	94,835
Total investment income	109,501

Interest income on notes receivable from participants	1,069
Contributions:
Participant contributions	50,294
Employer contributions	31,744
Rollovers	7,255
Total contributions	89,293
Total additions	199,863
Deductions:
Distributions	(139,220)
Administrative expenses	(1,442)
Total deductions	(140,662)

Increase in net assets available for benefits	59,201

Net assets available for benefits:
Beginning of year	1,005,619
End of year	$1,064,820

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the "Plan") provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The assets of the Plan that are invested in Dover common stock are in a separate fund ("Dover Stock Fund") which constitutes an "Employee Stock Ownership Plan" (an "ESOP") under certain sections of the Internal Revenue Code ("IRC"), as amended. The Plan gives participants the option to receive dividends in cash with respect to the stock held in the Dover Stock Fund, which then allows Dover to deduct, for Federal income tax purposes, the dividends that are paid with respect to the Dover common stock in such Fund, regardless of whether participants actually receive the dividends in cash.

Wells Fargo Bank, N.A. is the trustee to the Plan. The Trustee has been granted authority by Dover's Benefits Committee (the "Plan Administrator"), to purchase and sell securities.

Eligibility

Eligible employees of Dover that have elected to participate in the Plan may make pre-tax contributions to the Plan. Subsidiaries of Dover that participate in the Plan (each, a "Participating Employer") make matching contributions and may make profit-sharing contributions or automatic base contributions to the Plan. Generally, all employees of such participating companies who have reached age 18 are immediately eligible to participate in the Plan.

Automatic Enrollment and Escalation

The Plan has an automatic enrollment feature for all employees (except for employee groups covered by collective bargaining agreements that have not authorized such feature). Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally, and timely, opt-out of the Plan or elect to contribute at a higher or lower rate. Non-union participants who are automatically enrolled in the Plan will have their deferral amounts automatically increased by 1% annually (up to a maximum of 6%), unless they otherwise elect out of the automatic increase. Such participants receive an immediate company match, with the participant vesting immediately in such matching contributions. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to exclude from 1% to 50% (in whole percentages) of his or her eligible compensation ("Participant Contribution") from current taxable income by having such amount contributed to his or her account in the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. The amount contributed by a participant is subject to applicable IRC limits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Employer

The Plan allows for a fixed per-payroll matching contribution ("Basic Employer Matching Contribution"). The Basic Employer Matching Contribution is typically 100% on the first 1% of pre-tax contributions to the Plan and 50% on the next 5%, depending on the Participating Employer. Basic Employer Matching Contributions may be made in the form of cash or Dover stock.

Generally, in any Plan year in which a participant does not receive the maximum Basic Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations), the Participating Employer will make a "true-up" contribution (year-end reconciling Basic Employer Matching Contribution). To be entitled to a true-up contribution, a participant must either be an active employee as of December 31 of the Plan year or his or her employment must have terminated during the Plan year.

A Participating Employer may elect to make an annual automatic base contribution equal to the greater of 1% of pay or $750 for employees actively employed on the last day of the plan year. It may also elect to make a profit sharing contribution based on a stated formula or a combination of both profit sharing and automatic base contributions.

Vesting

All participants are fully vested immediately with respect to their own contributions and Basic Employer Matching Contributions. Generally, the automatic base contributions vest immediately with the exception of certain union groups which vest over time.

Except for those Participating Employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service (or at a rate of 20% per year). A participant's profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment. Unvested amounts are forfeited and used to reduce future employer contributions. At December 31, 2016 and 2015, accumulated forfeited unvested amounts totaled $618 and $596, respectively. During 2016, $337 of forfeitures in the Plan were used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets IRC regulations to be considered an "immediate and heavy financial need." The hardship withdrawal amount is limited to the amount "necessary" to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55. For distributions that include Dover stock, the participant may elect to receive whole shares of Dover stock "in-kind" and the remaining fractional share in cash.

A Participant is fully vested in his or her account balance, including matching and profit sharing contributions, upon retirement, at or after age 65, death, or disability if he or she becomes Permanently Disabled.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The notes receivable are secured by the balances in the participant's accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2016 bear interest at rates between 3.25% and 10.00%. A participant may have up to two outstanding notes receivable at one time.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Dover "insiders" may complete transfers involving Dover stock only during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their account in the Plan in the same manner as other Dover stockholders. The Trustee shall vote any shares of Dover stock in the Plan for which it does not receive voting instructions in the same proportion as shares of Dover stock in the Plan for which it received instructions.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal, and audit fees are paid by the trust. Fees or commissions associated with each of the investment options and certain other administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with generally accepted accounting principles ("U.S. GAAP") in the United States of America.

Investments - Valuation

The Plan's investments are reported at fair value (see Note 4). Investments in common shares of Dover are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are obtained from quoted prices on national securities exchanges. The fair value of investments in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and recent transaction prices.

Investments - Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables approximate fair value due to their short term maturities.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options in any combination of stocks, collective trust funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

At December 31, 2016 and 2015, approximately 21.74% and 19.51%, respectively, of the Plan's assets were invested in Dover common stock.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Excess Contributions

Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of termination, participants will become 100% vested in their Plan accounts.

3. Investments

The Plan Administrator periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals.

The Plan offered the following investment fund types during 2016 and 2015:

Dover Stock Fund:

•
The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Dover common stock purchased through employee and employer contributions.

Mutual funds:

•
The mutual funds are traded in an active market valued by obtaining quoted prices from nationally recognized securities exchanges. The Plan offers various types of mutual funds with varying levels of risk. Such funds invest in domestic common stock, international stock, and bonds.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Collective funds:

•
The Wells Fargo/Causeway International Value CIT N Fund invests primarily in common stocks of companies located in developed countries outside the U.S. Normally, the fund invests at least 80% of its total assets in stocks of companies located in at least ten foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares. The Fund may invest up to 10% of its total assets in companies in emerging markets. Wells Fargo determines the purchase price and redemption price of units as of the close of each day Wells Fargo is open for business or any time Wells Fargo deems appropriate, in its discretion. Redemption proceeds will generally be paid within one business day after receipt of the redemption request, and in all cases within six business days after such receipt. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
The Wells Fargo Core Bond CIT N Fund invests principally in investment-grade debt securities, including U.S. Government obligations, corporate bonds and mortgage-and asset-backed securities. As part of the investment strategy, the Fund may invest in stripped securities or enter into mortgage dollar rolls and reverse repurchase agreements, as well as invest in U.S. dollar-denominated debt securities of foreign issuers. The Fund may also use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return. Under normal circumstances, management expects to maintain an overall dollar-weighted average effective duration of +/- 1-% Barclay's Capital U.S. Aggregate Bond Index. Units of participation can be redeemed on any business day at the daily unit value. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
The Columbia Trust Stable Income I-0 Fund invests in a portfolio consisting primarily of the Columbia Trust Income Fund. This Fund seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management. The Fund invests in a diversified pool of high quality bonds together with book value contracts and traditional insurance contracts, of varying maturity, size, and yield. Units of participation can be redeemed on any business day at the daily unit value. The fund’s investment holdings are valued at the net asset value of the underlying fund.

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Mutual funds and Dover Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

There were no Level 2 investments held as of December 31, 2016 or 2015 or during the year ended December 31, 2016.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held as of December 31, 2016 or 2015 or during the year ended December 31, 2016.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2016 and 2015:

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$234,217	$—	$—	$234,217
Mutual funds	602,487	—	—	602,487
Total Investments in the Fair Value Hierarchy	836,704	—	—	836,704
Investments measured at net asset value*
Collective funds	—	—	—	186,508
Total Investments	$836,704	$—	$—	$1,023,212
* In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

There were no transfers between Level 1 and Level 2 investments during 2016.

	As of December 31, 2015
	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Dover Stock Fund	$198,379	$—	$—	$198,379
Mutual funds	566,498	—	—	566,498
Total Investments in the Fair Value Hierarchy	764,877	—	—	764,877
Investments measured at net asset value*
Collective funds	—	—	—	196,208
Total Investments	$764,877	$—	$—	$961,085
* In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

5. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover. Dover, as the Plan sponsor, is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Dover. No such employee receives compensation from the Plan. Other expenses relating to the Plan, including certain legal and consulting services, are paid directly by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings.

At December 31, 2016 and 2015, the Plan held 3,090 and 3,201 shares of Dover stock, respectively. Dividends received by the Plan on these shares totaled $5,413 for the year ended December 31, 2016. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan obtained its latest determination letter on April 28, 2015, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is currently designed and being operated in compliance

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands)

with the applicable requirements of the IRC in all material respects with the exception of the transactions noted in Note 7. Therefore, the Company believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

7. Nonexempt Transactions

As reported on the supplemental schedule of delinquent participant contributions, certain Plan contributions were not remitted to the Plan within the time frame specified by 29 CFR 2510-3-102 of the Department of Labor’s Rules and Regulations for reporting under ERISA, thus constituting nonexempt transactions between the Plan and Dover for the year ended December 31, 2016. The transactions that were corrected within the year included deposits of applicable interest.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500:

	At December 31,
	2016	2015
Net assets available for plan benefits per the financial statements	$1,064,820	$1,005,619
Receivable from plan merger (a)	123,977	—
Net assets available for plan benefits per the Form 5500	$1,188,797	$1,005,619
(a) Effective January 1, 2017, the legal plan mergers of the Markem Employee Savings/Investment Plan (Markem), Colder Products Company 401(K) Profit Sharing Plan (Colder) and the Alliance Wireless Technologies (AWTI) 401(K) Plan began participating in the Dover Plan.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the year ended December 31, 2016:

2016
Transfers in to the plan per the financial statements	$—
Transfer of assets to this plan per the Form 5500 (a)	123,977
Transfers of assets to this plan per the Form 5500	$123,977
(a) Effective January 1, 2017, the legal plan mergers of the Markem Employee Savings/Investment Plan (Markem), Colder Products Company 401(K) Profit Sharing Plan (Colder) and the Alliance Wireless Technologies (AWTI) 401(K) Plan began participating in the Dover Plan.

9. Subsequent Events

On January 3, 2017, assets amounting to $123,977 were transferred into the Plan as a result of the legal plan mergers of the Markem Employee Savings/Investment Plan (Markem), Colder Products Company 401(K) Profit Sharing Plan (Colder) and the Alliance Wireless Technologies (AWTI) 401(K) Plan. The largest transfers into the plan were Markem and Colder for $89,472 and $34,050, respectively. Employees of these plans began participating in the Dover plan effective January 1, 2017, the legal merger date.

EIN# 53-0257888
Plan# 030

Dover Corporation Retirement Savings Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2016
(in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2015		$17	*
2016		$225

* Delinquent participant contributions relating to 2015 but identified and corrected in 2016.

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2016
(in thousands)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lender, etc.	Description of Investment	Fair Value
	Dover Stock Fund:
*	Dover Corporation	Dover Stock Fund	$234,217
	Mutual funds:
	Artisan	Mid Cap Value Fund	12,982
	Davis Funds	New York Venture Fund	107,502
	Hartford Mutual Funds	Small Company HLS Fund	20,630
	Neuberger Berman	Genesis Fund	53,771
	Northern Funds	Small Cap Value Fund	11,765
	Vanguard	Total Bond Market Index	12,607
	Vanguard	Institutional Target Retirement Income	15,192
	Vanguard	Institutional Target Retirement 2010	10,807
	Vanguard	Institutional Target Retirement 2015	7,762
	Vanguard	Institutional Target Retirement 2020	43,551
	Vanguard	Institutional Target Retirement 2025	25,668
	Vanguard	Institutional Target Retirement 2030	87,949
	Vanguard	Institutional Target Retirement 2035	14,688
	Vanguard	Institutional Target Retirement 2040	53,566
	Vanguard	Institutional Target Retirement 2045	9,712
	Vanguard	Institutional Target Retirement 2050	6,063
	Vanguard	Institutional Target Retirement 2055	4,307
	Vanguard	Institutional Target Retirement 2060	1,696
	Vanguard	Extended Market Index	10,963
	Vanguard	Institutional Index	84,122
	Vanguard	Total International Stock Index	7,184
		Total mutual funds	602,487
	Collective funds:
*	Columbia Trust	Income Fund	113,971
*	Wells Fargo	Wells Fargo/Causeway International Value CIT	34,345
*	Wells Fargo	Wells Fargo Core Bond CIT N	38,192
		Total collective funds	186,508
	Notes receivable from participants:
*	Plan participants	Interest rates from 3.25% - 10.00%
		Maturities through 2046	31,930
	Total investments at fair value		$1,055,142

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated:	June 27, 2017	/s/ Jay L. Kloosterboer
Jay L. Kloosterboer
Senior Vice President, Human Resources and Chairman of the Benefits Committee
(Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Crowe Horwath LLP